UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-133354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ 401(k) Savings Plan of

Bank of Montreal/Harris

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011, the Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2012 and 2011 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 24, 2013. The required financial statement schedule is included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of George Johnson & Company.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2013

To the Benefits Administration Committee

Employees’ 401(k) Savings Plan of Bank of Montreal/Harris

Chicago, Illinois

We have audited the accompanying statements of net assets available for plan benefits of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2012, and nonexempt transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

1

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Net Assets Available for Plan Benefits

As of December 31, 2012 and 2011

	2012	2011

ASSETS
Participant-directed investments (see Notes 2 and 3)
Registered investment companies	$321,521,245	$468,623,717
Money market funds	134,465,091	140,723,271
Common and collective trusts	416,416,164	117,803,213
Common stock–Bank of Montreal	58,888,213	50,777,957

Total investments	931,290,713	777,928,158

Cash	411,444	—
Notes receivable from participants	16,340,030	14,088,973
Accrued interest and dividends receivable	312,502	246,108

Total assets	948,354,689	792,263,239

LIABILITIES
Accrued administrative expenses	82,164	85,769

Net assets available for plan benefits	$948,272,525	$792,177,470

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2012 and 2011

	Participant-Directed Investments
	2012	2011

ADDITIONS
Contributions
Employer contributions	$47,633,789	$34,875,168
Employee contributions	72,567,427	53,800,268
Employee rollovers	3,573,019	1,671,621

Total contributions	123,774,235	90,347,057

Interest and dividend income	12,425,662	11,252,141
Interest income on notes receivable from participants	467,221	475,649
Net realized and unrealized appreciation (depreciation) in fair value of investments (see Note 3)	94,656,288	(3,255,449)

Total additions	231,323,406	98,819,398

DEDUCTIONS
Benefits payments to participants	73,536,283	56,524,098
Deemed distributions	878,326	858,186
Administrative expenses	813,742	987,686

Total deductions	75,228,351	58,369,970

Net additions	156,095,055	40,449,428

Net assets available for plan benefits, beginning of year	792,177,470	751,728,042

Net assets available for plan benefits, end of year	$948,272,525	$792,177,470

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee (the Administration Committee) covering all regular full- and part-time employees of BMO Harris Bank N.A. (the Plan administrator) and affiliated companies, as well as the U.S. employees of the Bank of Montreal and its subsidiaries. BMO Harris Bank N.A. and the Bank of Montreal are referred to collectively as “the Bank,” and the employees covered by the Plan are referred to collectively as “the Employees.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

All regular full- and part-time Employees of the Bank, other than temporary or work-study employees, are eligible to begin participation in the Plan on their date of hire. Participants are immediately eligible to receive the Bank’s matching contributions, which are made each pay period.

Administration

Bank of New York Mellon Corporation (Mellon) is the trustee of the Plan.

Contributions

Participants may contribute from 1% to 25% of their pay (as defined) on a pre-tax basis, subject to the annual contribution limits as specified in the Internal Revenue Code of 1986, as amended (the IRC). Participant after-tax contributions are not permitted.

The Bank makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first 5% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the IRS; $250,000 in 2012 and $245,000 in 2011).

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

An election made by the participant may provide for an automatic increase either in the amount or rate of his or her 401(k) contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, including eligible rollover contributions, allocations of the employer contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.

Vesting

All employee and employer contributions are fully vested at all times.

Benefits

Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Retirees aged 55 or older also have the option of receiving the participant’s account balance in a series of installments.

Participant Loans

A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate as published in the Wall Street Journal on the last business day of each month. Participants repay such loans with interest through payroll deductions. Principal and interest repayments are allocated to participants’ current investment options.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements to converge the fair value measurement guidance in U.S. generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods that began after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at the end of the year. Units of common and collective trusts are valued at fair value; the underlying investments consist primarily of securities that are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The various levels of the fair value hierarchy are described as follows:

•

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access at the measurement date

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

•

Level 2 - Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

•	Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Employee contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by the Bank’s management.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses

Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by the Bank. Administrative costs and expenses include attorneys, record keepers, accountants, and direct employment costs of the Bank’s employees providing services to the Plan, as well as other professional and administrative services. Certain additional expenses are paid by the Bank.

Risks and Uncertainties

The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 3	INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2012 and 2011 are summarized as follows:

	2012
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

ASSETS
Investments
Registered investment companies
Equity funds	$198,573,781	$—	$—	$198,573,781
Balanced funds	11,973,460	—	—	11,973,460
Bond funds	80,828,496	—	—	80,828,496
Growth funds	30,145,508	—	—	30,145,508

	321,521,245	—	—	321,521,245

Money market funds	132,408,368	2,056,723	—	134,465,091

Common and collective trusts
Equity collective trusts	—	332,914,652	—	332,914,652
Balanced collective trusts	—	80,095,744	—	80,095,744
Bond collective trusts	—	3,405,768	—	3,405,768

	—	416,416,164	—	416,416,164

Common stock
Bank of Montreal	58,888,213	—	—	58,888,213

Total investments	$512,817,826	$418,472,887	$—	$931,290,713

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

	2011
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

ASSETS
Investments
Registered investment companies
Equity funds	$150,045,611	$—	$—	$150,045,611
Index funds	58,821,501	—	—	58,821,501
Balanced funds	63,182,825	—	—	63,182,825
Bond funds	65,003,396	—	—	65,003,396
Growth funds	131,570,384	—	—	131,570,384

	468,623,717	—	—	468,623,717

Money market funds	138,241,253	2,482,018	—	140,723,271

Common and collective trusts
Equity collective trusts	—	117,803,213	—	117,803,213
Common stock
Bank of Montreal	50,777,957	—	—	50,777,957

Total investments	$657,642,927	$120,285,231	$—	$777,928,158

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for Plan benefits as of December 31, 2012 and 2011 are as follows:

	2012			2011
	Number of Shares or Units	Fair Value		Number of Shares or Units	Fair Value

DFA U.S. Small Cap Portfolio	3,063,297	$69,444,948		—		(a)
PIMCO Total Return Fund, Institutional Class	7,191,147	80,828,496		3,837,477	$41,713,378
T. Rowe Price Emerging Markets Equity Fund	2,518,037	78,462,048		—		(a)
Virtus Balanced Allocation Fund, Class I	—		(a)	4,601,808	63,182,825
Virtus Core Equity Fund, Class I	—		(a)	2,179,067	40,181,993
Virtus Value Equity Fund, Class I	—		(a)	7,810,656	86,776,391
Virtus Money Market Fund	132,408,368	132,408,368		138,241,253	138,241,253
EB DL Non-SL Stock Index Fund of The Bank of New York Mellon	774,014	108,659,149		279,287	87,459,239
Waddell & Reed Core Equity CIT	17,438,421	184,672,884		—		(a)
Bank of Montreal common stock	960,656	58,888,213		926,436	50,777,957

(a)	—Investment less than 5%

Net appreciation (depreciation) of Plan assets by type of investment during the years ended December 31, 2012 and 2011 are as follows:

	2012	2011

Investments at fair value
Registered investment companies	$57,196,313	$(1,006,207)
Common and collective trusts	31,250,648	579,173
Common stock—Bank of Montreal	6,209,327	(2,828,415)

	$94,656,288	$(3,255,449)

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

The Plan’s investments in Level 2 assets consist of common and collective trusts which invest in equities and fixed income instruments and a money market fund that calculates NAV per unit. The fair value of these accounts has been estimated using the NAV per unit. Investments in common and collective trusts are marked to market and priced daily. The money market fund calculates its NAV using the amortized cost method. These accounts may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of any of these accounts as of December 31, 2012.

NOTE 4	PLAN TERMINATION

Although it has not expressed any such intent, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time. Upon termination, the trustee is required to distribute each participant’s share in accordance with the Plan’s provisions.

NOTE 5	INCOME TAX STATUS

On March 9, 2012, the IRS issued a favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. The Bank, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan administrator believes the Plan is operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 6	RELATED PARTIES

Mellon acts as the sole trustee over the Plan’s assets. Additionally, BMO Global Asset Management acts as one of the Plan’s investment managers. These entities work together to service the Plan in accordance with the Plan and trust agreements. All investment and trustee activities are handled by these entities and are monitored by the Benefits Administration and Investment Committees of the Bank.

In connection with a review of Plan investment options, it was identified that Plan investments in certain mutual funds advised by Virtus Investment Advisers (the “Virtus Funds”) may have resulted in an indirect benefit to BMO Financial Corp., the 100 percent owner of BMO Harris Bank N.A., sponsor of the Plan. The indirect benefit occurred by reason of BMO Financial Corp.’s indirect ownership of a 23 percent interest in Virtus Investment Advisers. Based on BMO Financial Corp.’s percentage ownership interest in Virtus Investment Advisers, the value of the benefit to BMO Financial Corp. attributable to Plan investments in the Virtus Funds from January 1, 2009 through July 24, 2012 (the “Correction Period”) totaled $618,098.

As of October 12, 2012, the Bank had made restorative payments for the Plan’s benefit of $618,098 (representing its “profits” during the Correction Period) plus “lost earnings” of $36,534, calculated using DOL’s Voluntary Fiduciary Correction Program Online Calculator. The restorative payments were paid into an account within the Plan’s trust. The Bank filed the Form 5330 in connection with the prohibited transaction on February 25, 2013.

SUPPLEMENTARY INFORMATION

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

(Federal Employer Identification No.: 36-2085229; Plan Number: 001)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost		Current Value

	Common and collective trusts:
	BlackRock LifePath Index Retirement Non-Lendable Fund F	1,029,067 units		(a)	$15,446,288
	BlackRock LifePath Index 2050 Non-Lendable Fund F	76,815 units		(a)	1,455,652
	BlackRock LifePath Index 2040 Non-Lendable Fund F	198,431 units		(a)	3,607,480
	BlackRock LifePath Index 2035 Non-Lendable Fund F	296,321 units		(a)	5,271,554
	BlackRock LifePath Index 2030 Non-Lendable Fund F	596,116 units		(a)	10,348,578
	BlackRock LifePath Index 2025 Non-Lendable Fund F	998,171 units		(a)	16,889,053
	BlackRock LifePath Index 2020 Non-Lendable Fund F	960,594 units		(a)	15,715,313
	BlackRock LifePath Index 2015 Non-Lendable Fund F	487,930 units		(a)	7,699,541
	BlackRock LifePath Index 2045 Non-Lendable Fund F	171,322 shares		(a)	3,183,157
	BlackRock LifePath Index 2055 Non-Lendable Fund F	35,334 units		(a)	479,128
	Waddell & Reed Core Equity CIT	17,438,421 shares		(a)	184,672,884
*	EB DL Non-SL Aggregate Bond Index Fund of The Bank of New York Mellon	13,793 shares		(a)	1,742,960
*	EB DL Non-SL TIPS Index Fund of The Bank of New York Mellon	13,249 shares		(a)	1,662,808
*	EB DL Non-SL ACWI ex-U.S. Fund of The Bank of New York Mellon	11,813 shares		(a)	1,334,868
*	EB DL Non-SL Small Cap Index Fund of The Bank of New York Mellon	251,194 shares		(a)	36,131,266
*	EB DL Non-SL Mid Cap Stock Fund of The Bank of New York Mellon	15,768 shares		(a)	2,116,485
*	EB DL Non-SL Stock Index Fund of The Bank of New York Mellon	774,014 shares		(a)	108,659,149

					416,416,164

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

(Federal Employer Identification No.: 36-2085229; Plan Number: 001)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

December 31, 2012

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost		Current Value

	Registered investment companies:
	DFA U.S. Small Cap Portfolio	3,063,297 shares		(a)	$69,444,948
	PIMCO Total Return Fund, Institutional Class	7,191,147 shares		(a)	80,828,496
	PIMCO All Asset Fund, Institutional Class	295,852 shares		(a)	3,721,819
*	BMO Diversified Income Fund	49,062 units		(a)	1,501,674
*	BMO Moderate Balanced Fund	77,210 units		(a)	2,618,394
*	BMO Growth Balanced Fund	49,582 units		(a)	1,770,230
*	BMO Aggressive Balanced Fund	63,853 units		(a)	2,361,343
*	BMO Diversified Stock Fund	24,876 units		(a)	953,385
*	BMO Aggressive Stock Fund	39,883 units		(a)	1,644,745
*	Virtus High Yield Income Fund, Class I	2,701,210 shares		(a)	30,145,508
	MFS Institutional International Equity Fund	2,388,555 shares		(a)	45,979,682
	T. Rowe Price Emerging Markets Equity Fund	2,518,037 shares		(a)	78,462,048
	Rainier Mid Cap Equity Fund	46,901 shares		(a)	2,088,973

					321,521,245

	Money market funds:
*	Virtus Money Market Fund	132,408,368 shares		(a)	132,408,368
*	EB Temporary Investment Fund of The Bank of New York Mellon	2,056,723 units		(a)	2,056,723

					134,465,091

	Common stock:
*	Bank of Montreal	960,656 shares		(a)	58,888,213

	Notes receivable from participants:
*	Participant loans	Notes receivable; interest rates ranging from 3.25 percent to 9.75 percent for 2012	$-0-		16,340,030

					$947,630,743

(a)	These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2012.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

(Federal Employer Identification No.: 36-2085229; Plan Number: 001)

Schedule G, Part III—Schedule of Nonexempt Transactions

For the Year Ended December 31, 2012

Identity of Party Involved	Relationship to Plan, Employer, or Party-in- Interest	Description of Transactions (Including Maturity Date, Date of Interest, Collateral, and Par or Maturity Value)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Plan participants	Plan participants	After Plan sponsor’s merger with another bank, some individuals participating in both banks’ 401(k) plans, which are administered by different record- keepers, obtained multiple loans in excess of $50,000	$24,423	$—	$—	$—	$24,423	$24,423	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

/s/ Mary P. Wessel
Mary P. Wessel
Vice President Benefits
BMO Harris Bank N.A., its administrator

Date: June 24, 2013